For Immediate Release

FORDING ANNOUNCES KEY DATES
FOR JANUARY 22, 2003 SHAREHOLDER VOTE

CALGARY — December 24, 2002 — Fording Inc. (TSX/NYSE: FDG) announced yesterday that pursuant to an order of the Court of Queen’s Bench of Alberta and at the request of Fording, the Shareholder Meeting to approve the Plan of Arrangement involving Fording, Teck Cominco Limited and Westshore Terminals Income Fund has been postponed until January 22, 2003. December 27, 2002 has been established as the record date for voting at that meeting.

Fording expects to begin mailing additional materials relating to the January 22, 2003 meeting next week.

Please note the following key dates:

When is the Meeting?	Wednesday, January 22, 2003, 9:00 a.m. (Mountain Standard Time)

Where is the Meeting?	The Fairmont Palliser Hotel 133-9 Avenue S.W., Calgary, Alberta

What is the Record Date for voting at the Meeting?	Friday, December 27, 2002

When must proxies be returned?	Monday, January 20, 2003, 5:00 p.m. (Mountain Standard Time)

When must cash or unit elections be made?	The close of business on the day immediately prior to the effective date of the Fording Income Trust. Such time is expected to be Thursday, January 23, 2003 at 5:00 p.m. (Mountain Standard Time) and to be confirmed by news release nearer to the effective date.

When is the dissent deadline?	Monday, January 20, 2003, 5:00 p.m. (Mountain Standard Time)

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When must registered small board lot Shareholders make their retention of interest elections?	Monday, January 20, 2003, 5:00 p.m. (Mountain Standard Time)

How to get more information	If you require additional information about the Meeting, please call Georgeson Shareholder Communications, toll-free at 1-866-254-7864 (English) or 1-866-258-7293 (French)

Fording Inc. is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Prairie Operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

For further information, contact:

Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222

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